Kalorama Capital, LLC Notes to Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Kalorama Capital, LLC (the Company) is a privately held single member limited liability company registered in the District of Columbia. The Company is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority.

The accounts of the Company are maintained and the financial statements are prepared on the accrual basis of accounting. The accounting and reporting policies of the Company conform to general practices within the brokerage industry.

Cash and cash equivalents consisted of a checking account. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from the estimates made in preparation of the financial statements.

Note 2 – Income Taxes

The Company is organized as a single member limited liability company and is, therefore, not a taxable entity. The member is taxed on her proportionate share of the Company's taxable income. Accordingly, no provision for Federal income taxes is included in the financial statements.

Note 3 – Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, the Company had net capital of $34,562 which was $29,562 in excess of its required net capital of $5,000.

Note 4 – Subsequent Events

Management has evaluated events through February 26, 2018, the date on which the financial statements were available to be issued.